SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Dell Trinity Holdings Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Parent” or “Dell”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Dell with the SEC on August 23, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

The section captioned “Background” under Item 4 is hereby amended and supplemented by the addition of the following paragraphs at the end of such section:

On August 24, 2010 and August 25, 2010, representatives of Qatalyst and Wilson Sonsini held numerous discussions with representatives of JPMorgan, HP’s financial advisor, and Cleary Gottlieb Steen & Hamilton LLP, HP’s outside legal counsel, to discuss HP’s August 23rd unsolicited acquisition proposal to acquire 3PAR for $24.00 per share in cash, and the proposed definitive agreements related to HP’s proposal, with a view to advising the 3PAR board of directors in its consideration as to whether HP’s proposal was a “Superior Proposal” (as that term is defined in the Merger Agreement).

On August 25, 2010, the 3PAR board of directors held a meeting (“3PAR’s First August 25th Board Meeting”) to discuss, consider and obtain advice regarding HP’s acquisition proposal. During this meeting, representatives of Qatalyst and Wilson Sonsini described their discussions with HP’s financial advisor and outside legal counsel, the terms of 3PAR’s Merger Agreement with Dell addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After further review and discussion, the 3PAR board of directors determined (after consultation with Qatalyst and Wilson Sonsini) (i) that HP’s August 23rd acquisition proposal constituted a “Superior Proposal” (as that term is defined in the Merger Agreement), and (ii) to notify Dell that, subject to the terms of 3PAR’s Merger Agreement with Dell (including the 3 business day waiting period contemplated thereby), 3PAR intended to terminate its Merger Agreement with Dell in order to enter into a merger agreement with HP on the terms set forth in HP’s August 23rd acquisition proposal.

Following 3PAR’s First August 25th Board Meeting, representatives of Qatalyst contacted representatives of Credit Suisse, Dell’s financial advisor, to notify Dell of the determinations made by the 3PAR board of directors at 3PAR’s First August 25th Board Meeting. In response to this notification, representatives of Credit Suisse informed Qatalyst that Dell would be submitting momentarily a proposal to (i) increase the Offer Price (as that term is defined in the Merger Agreement) being offered by Dell in its Offer to acquire 3PAR Shares from $18.00 per share to $24.30 per share, and (ii) increase the Termination Fee (as that term is defined in the Merger Agreement) payable by 3PAR as a condition to terminating its Merger Agreement with Dell to accept a “Superior Proposal” (as that term is defined in the Merger Agreement) from $53.5 million to $72.0 million (which amount would represent 4.17% of the fully diluted equity value of the transaction). Following this conversation, Messrs. Dell and Johnson separately contacted Mr. Scott to formally deliver Dell’s proposal. Dell subsequently delivered its proposal in writing, and representatives of Debevoise subsequently transmitted to representatives of Wilson Sonsini a draft amendment to the Merger Agreement reflecting Dell’s proposal (“Amendment No. 1”).

Later in the evening of August 25th, the 3PAR board of directors held a meeting (“3PAR’s Second August 25th Board Meeting”) to discuss, consider and obtain advice regarding Dell’s proposal to increase the Offer Price and the Termination Fee in the manner described in the preceding paragraph. Representatives of Qatalyst and Wilson Sonsini also participated in this meeting. At this meeting, Mr. Scott described his conversations with Messrs. Dell and Johnson and representatives of Qatalyst and Wilson Sonsini described their respective conversations with representatives of Credit Suisse and Debevoise. After further discussion, the 3PAR board of directors (i) determined that it was in the best interests of 3PAR and its stockholders, and declared it advisable, to enter into Amendment No. 1, (ii) approved the execution and delivery of Amendment No. 1, and (iii) resolved to recommend that the holders of Shares accept the Offer (as amended by Amendment No. 1), tender their Shares to Purchaser pursuant to the Offer (as amended by Amendment No. 1) and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement (as amended by Amendment No. 1).

After 3PAR’s Second August 25th Board Meeting was adjourned, Mr. Scott contacted Mr. Dell to convey the determination made by the 3PAR board of directors. Dell and 3PAR subsequently executed and delivered Amendment No. 1 on August 26, 2010. On August 26, 2010, before the U.S. stock markets opened, 3PAR issued a press release announcing Amendment No. 1, a copy of which is filed herewith as Exhibit (a)(5)(C) and incorporated herein by reference.

The board of directors of 3PAR unanimously recommends that 3PAR stockholders accept the Offer by Dell (as amended by Amendment No. 1) and tender their Shares pursuant to the Offer (as amended by Amendment No. 1).

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by 3PAR Inc. on August 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 26, 2010).

(e)(56)	Amendment to the Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., made and entered into as of August 26, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 26, 2010).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/s/ DAVID C. SCOTT
David C. Scott
President and Chief Executive Officer

Dated: August 26, 2010

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(5)(C)	Press Release issued by 3PAR Inc. on August 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 26, 2010).

(e)(56)	Amendment to the Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., made and entered into as of August 26, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by 3PAR Inc. on August 26, 2010).

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